SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     Form CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
                                (AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]



                            IQ POWER TECHNOLOGY INC.
        ----------------------------------------------------------------
                            (Name of Subject Company)


       (Translation of Subject Company's Name into English (if applicable)

                                     Canada
        ----------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)



                                  IQ POWER AG
        ----------------------------------------------------------------
                       (Name of Person(s) Furnishing Form)


                                  Common Shares
        ----------------------------------------------------------------
                     (Title of Class of Subject Securities)

                                  44985 N 405
        ----------------------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable)


                              Kenneth G. Sam, Esq.
                              Dorsey & Whitney LLP
                          1420 Fifth Avenue, Suite 3400
                            Seattle, Washington 90101
                                  206-903-8804
        ----------------------------------------------------------------
            (Name, Address (including zip code) and Telephone Number
        (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

                                  June 30, 2004
        ----------------------------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)

                                EXPLANATORY NOTE



This Form CB - Amendment No. 2 amends the Form CB - Amendment No. 1 furnished to the Securities and Exchange Commission on October 6, 2004, by iQ Power Technology Inc., a Canadian corporation ("iQ Canada") in connection with its continuation into Switzerland as iQ Power AG ("iQ Switzerland"). This Amendment is being submitted to correct typographical errors appearing in Exhibit D to the Form CB - Amendment No. 1.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Gregory A. Sasges
----------------------------------------
(Signature)


Gregory A. Sasges, Secretary
----------------------------------------
(Name and Title)


October 7, 2004
----------------------------------------
(Date)

                              EXHIBIT D TO FORM CB
                            iQ POWER TECHNOLOGY INC.




                    NOTICE OF 2004 SPECIAL MEETING NUMBER TWO

                             OF THE SHAREHOLDERS OF

                            IQ POWER TECHNOLOGY INC.

                         TO BE HELD ON NOVEMBER 5, 2004

                            IQ POWER TECHNOLOGY INC.

            NOTICE OF 2004 SPECIAL MEETING NUMBER TWO OF SHAREHOLDERS

================================================================================
NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of iQ POWER TECHNOLOGY INC. (the "Corporation") will be held in accordance with the following particulars:

Place:   Boardroom of BKS Advokatur Notariat, Baarerstrasse 8,
         6301 Zug, Switzerland
Date:    November 5, 2004
Time:    1:00 p.m.

for the following purposes:

(a)  To consider and, if thought fit, to pass a Special Resolution  amending the
     Articles  of  the  Corporation   effective  upon  the  Continuance  of  the
     Corporation under Swiss corporation law by

     (i)  repealing the existing Articles of the Corporation,

     (ii) adopting new Articles of the Corporation, and

     (iii)approving all consequential changes to the shares of the Corporation, both issued and unissued, including the change of the issued common shares of the Corporation immediately prior to the Corporation's Continuance under Swiss law into registered shares of the Corporation each with a par value of CHF 0.03 effective upon the Continuance, all subject to the discretion of the Board of Directors to abandon the application without further approval of the shareholders; and

(b) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax:
Within North American: 1-866-249-7775; Outside North America: (416) 263-9524, all not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, Canada, as of the 5th day of October, 2004.



                                       By Order Of The Board Of Directors


                                       /s/ Gregory A. Sasges
                                       ----------------------------------------
                                       GREGORY A. SASGES, Secretary

                       Note to United States Shareholders
                       ----------------------------------

The transactions contemplated by the Special Resolution amending the Articles of the Corporation and changing the common shares of the Corporation to registered shares with a par value of CHF 0.03 each effective upon the Continuance of the Corporation to Switzerland are subject to the Canada Business Corporations Act and the Swiss Code of Obligations.

The Continuance is deemed to be an offer for the securities of a foreign corporation, iQ Power Technology Inc., by the continued corporation. The Continuance is subject to the disclosure requirements of a foreign country that are different from those of the United States.

If the Continuance is completed, we (as a Swiss corporation) will be deemed to have issued new securities to our security holders, including shares to our common shareholders, options to our option holders, warrants to our warrant holders and debt securities to our debt holders (collectively, the "Securities"). These Securities will be offered in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), provided by Rule 802 thereunder.

The Securities to be issued pursuant to the Continuance will be unregistered restricted securities within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, shareholders holding unrestricted securities of the Corporation will be deemed to exchange their securities in the Continuance for unrestricted Securities that are freely transferable under United States federal securities laws, except for such shares held by persons who are "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of the Corporation. The Securities held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act, including pursuant to exemptions from registration available under Regulation S promulgated under the 1933 Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

Shareholders who reside in the United States or who are U.S. citizens have been advised to seek their own legal counsel with respect to the effect the proposed Continuance may have on their right to trade the Securities deemed to be received by them.

The Securities offered in connection with the Continuance have not been and will not be registered under the 1933 Act or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the Securities, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS OR BRING ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE CORPORATION IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S.
SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.